GENWORTH VARIABLE INSURANCE TRUST
SUB-ITEM 77C

At a special joint meeting of the shareholders of the Genworth Putnam International Capital Opportunities Fund and Genworth Thornburg International Value Fund (each a “Transferor Fund” and, together, the “Transferor Funds”), held on April 27, 2010, the shareholders of each Transferor Fund approved a Plan of Reorganization that provides for the reorganization of each Transferor Fund into the Genworth Enhanced International Index Fund (the “Acquiring Fund”).  The proposal and the results of the voting at the shareholder meeting were as follows:

Proposal:  To approve a Plan of Reorganization that contemplates: (i) the reduction of the portfolio holdings of each of the Transferor Funds to cash; (ii) the acquisition by the Acquiring Fund of substantially all of each Transferor Fund’s assets in exchange for shares of beneficial interest of the Acquiring Fund; (iii) the pro rata distribution by each Transferor Fund to its shareholders of shares o the Acquiring Fund in liquidation of such Transferor Fund; and (iv) the subsequent termination of each Transferor Fund.

Genworth Putnam International Capital Opportunities Fund	Shares Voted	% of Outstanding Shares
For	2,240,267.335	89.47%
Against	87,924.097	3.51%
Abstain	175,831.569	7.02%
Broker Non-Votes	0.000	0.00%
Total	2,504,023.000	100.00%

Genworth Thornburg International Value Fund	Shares Voted	% of Outstanding Shares
For	3,952,711.382	89.95%
Against	127,836.341	2.91%
Abstain	313,713.277	7.14%
Broker Non-Votes	0.000	0.00%
Total	4,394,261.000	100.00%